United States
Securities and Exchange Commission
Attn. Mr. Jay Webb, Reviewing Accountant
Attn. Mr. Kevin Kuhar, Staff Accountant
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-6
USA  Washington, D.C. 20549

July 13, 2006
Reference:  WPD
Direct Dial:  847-809-0326
Telefax:  847-359-1357

RE:     Mettler-Toledo International Inc.
        Form 10-Q for the Fiscal Quarter Ended March 31, 2006
        Filed May 4, 2006
        Form 8-K filed May 3, 2006
        File No. 001-13595

Dear Mr. Webb and Mr. Kuhar

This letter is in response to each of the comments in the Staff's letter dated June 28, 2006. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
-----------------------------------------------------
Item 2. Managements Discussion and Analysis, page 17
----------------------------------------------------
Results of Operations  Consolidated, page 17
--------------------------------------------

1. Please refer to prior comment 1. We note your response to our comment and the non-GAAP presentations in your Form 10-K for the fiscal year-ended December 31, 2003. We also note that your current non-GAAP presentations differ from the presentation format used in your Form 10-K for the fiscal year-ended December 31, 2003. A company may not present non-GAAP financial measures on the face of its financial statements prepared and filed in accordance with GAAP or in the accompanying notes. Refer to Question 4 of SAB Topic 14-G. Please revise future filings to remove the non-GAAP measures from your presentation of the results from operations. If you intend to continue to utilize the non-GAAP measures of "selling, general and administrative" expenses (presented excluding stock-based compensation) as well as "adjusted operating income", please also revise future filings to present a separate reconciliation for each non-GAAP measure to the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. We do not believe your current disclosures include all the detailed reconciliations necessary to comply with Item 10 of Regulation S-K. Please provide us with drafts of your proposed updated disclosure.

Response:

     We have noted the Staff's comments. As discussed with the Staff, please see our proposed updated disclosure as it relates to our Form 10-Q,
     Item 2, Results of Operations-Consolidated attached as Exhibit 1. The proposed disclosure will be used in our future Form 10-Q filings. Please note our non-GAAP financial measures of "selling, general and administrative" expenses (presented excluding stock-based compensation) as well as "adjusted operating income" have been removed from our proposed disclosure.

Form 8-K filed May 3, 2006
--------------------------

2. Please refer to prior comment 2. We note your response to our comment. To eliminate investor confusion, please remove the non-GAAP income statement format from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors. Please also note that instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of
     Item 10 of Regulation S-K, including a separate reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented. In your case, "selling, general and administrative" expenses (presented excluding stock-based compensation) as well as "adjusted operating income" appear to be the non-GAAP measures presented that must be discussed and reconciled to the most directly comparable GAAP financial measure. Please revise future Form 8-K filings as necessary based on our comment.

Response:

     We have noted the Staff's comments. As discussed with the Staff, please see our proposed updated disclosure as it relates to our Form 8-K attached as Exhibit 2. The proposed disclosure will be used in our future press releases announcing earnings which are filed on Form 8-K.

If you have any questions or comments, please contact me at (847) 809 0326.

Sincerely,

/s/ William P. Donnelly

William P. Donnelly
Chief Financial Officer

cc:     James Bellerjeau, Mettler-Toledo International Inc.
        John Desmond, PricewaterhouseCoopers
        Timothy Peterson, Fried Frank Harris Shriver & Jacobson, LLP Shawn Vadala, Mettler-Toledo International Inc.

EXHIBIT 1

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - CONSOLIDATED

The following table sets forth certain items from our interim consolidated statements of operations for the three and six months ended June 30, 2006 and 2005 (amounts in thousands).

                                                      Three months ended June 30,                     Six months ended June 30,
                                           -------------------------------------------   -------------------------------------------
                                              2006                  2005                    2006                  2005
                                           -----------          -----------              -----------           -----------
                                           (unaudited)    %     (unaudited)        %     (unaudited)   %       (unaudited)     %

Net sales                                  $    -       100.0   $  368,637       100.0    $  -       100.0    $  705,797    100.0
Cost of sales                                   -      #DIV/0!     188,212        51.1       -      #DIV/0!      362,577     51.4
                                           ---------   -------  ----------      ------    -------   -------   ----------    -----
Gross profit                                    -      #DIV/0!     180,425        48.9       -      #DIV/0!      343,220     48.6
Research and development                        -      #DIV/0!      20,936         5.7       -      #DIV/0!       41,738      5.9
Selling, general and administrative (a)         -      #DIV/0!     108,115        29.3       -      #DIV/0!      214,432     30.4
Amortization                                    -      #DIV/0!       2,991         0.8       -      #DIV/0!        5,799      0.8
Interest expense                                -      #DIV/0!       3,764         1.0       -      #DIV/0!        7,280      1.0
Other (income) charges, net (b)                 -      #DIV/0!      21,581         5.9       -      #DIV/0!       21,245      3.0
                                           ---------   -------  ----------      ------    -------   -------   ----------    -----
Earnings before taxes                      $    -      #DIV/0!  $   23,038         6.2    $  -      #DIV/0!   $   52,726      7.5
                                           ---------   -------  ----------      ------    -------   -------   ----------    -----
Provision for taxes                                    #DIV/0!  $    4,727         1.2              #DIV/0!   $   13,634      2.0
                                           ---------   -------  ----------      ------    -------   -------   ----------    -----
Net earnings                               $    -      #DIV/0!  $   18,311         5.0    $  -      #DIV/0!   $   39,092      5.5
                                           =========   =======  ==========      ======    =======   =======   ==========    =====


Notes:
(a) Includes share-based compensation expense of $___ million and $___ million for the three and six months ended June 30, 2006, respectively.
(b) Includes a $21.8 million ($13.1 million after-tax), or $0.30 per share, one-time pipette litigation charge related to a $19.9 million ($12 million after-tax) non-cash write-off of an intellectual property license and $1.9 million ($1.1 million after-tax) of related legal costs for the three and six months ended June 30, 2005.

EXHIBIT 2

                                   METTLER-TOLEDO INTERNATIONAL INC.
                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                                (amounts in thousands except share data)
                                              (unaudited)

                                 Three months ended                Three months ended
                                      June 30, 2006        %            June 30, 2005              %

Net sales                                       (a)      100.0           $368,637                100.0
Cost of sales                                           #DIV/0!           188,212                 51.1
                                                        -------          --------                -----
Gross profit                                0           #DIV/0!           180,425                 48.9

Research and development                                #DIV/0!            20,936                  5.7
Selling, general and administrative             (b)     #DIV/0!           108,115                 29.3
Amortization                                            #DIV/0!             2,991                  0.8
Interest expense                                        #DIV/0!             3,764                  1.0
Other charges (income), net                             #DIV/0!            21,581  (c)             5.9
                                                        -------          --------                -----
Earnings before taxes                       0                              23,038                  6.2

Provision for taxes                                     #DIV/0!             4,727                  1.2
                                                        -------          --------                -----
Net earnings                               $0           #DIV/0!           $18,311                  5.0
                                           ===          =======          ========                =====

Basic earnings per common share:
Net earnings                                                                $0.43
Weighted average number of common shares                               42,356,672

Diluted earnings per common share:
Net earnings                                                                $0.42
Weighted average number of common                                      43,438,961
  and common equivalent shares


Notes:
(a) Local currency sales increased __% as compared to the same period in 2005.
(b) Includes share-based compensation expense of $___ million for the three months ended June 30, 2006.
(c) Includes a $21.8 million ($13.1 million after-tax), or $0.30 per share, one-time pipette litigation charge related to a $19.9 million ($12 million after-tax) non-cash write-off of an intellectual property license and $1.9 million ($1.1 million after-tax) of related legal costs.



                  RECONCILIATION OF EARNINGS BEFORE TAXES TO ADJUSTED OPERATING INCOME

                              Three months ended                  Three months ended
                                   June 30, 2006           %           June 30, 2005               %

Earnings before taxes                                                      23,038
  Share-based compensation                                                      0
  Amortization                                                              2,991
  Interest expense                                                          3,764
  Other charges (income), net                                              21,581
                                                                        ---------
Adjusted operating income                       (a)                        51,374                 13.9
                                                                        =========

Note:
(a) Adjusted operating income increased __% as compared to the same period in 2005.